EXHIBIT 99.1

Valneva Announces the Pricing of its Global Offering of American Depositary Shares and Ordinary Shares

Saint-Herblain (France), October 29, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) (the “Company”), a specialty vaccine company, announced today the pricing of 4,500,000 ordinary shares in a global offering to specified categories of investors comprised of a public offering of 16,560 American Depositary Shares (“ADSs”), each representing two ordinary shares, in the United States (the “U.S. Offering”), and a concurrent private placement of 4,466,880 ordinary shares in certain jurisdictions outside of the United States (the “European Private Placement”, and, together with the U.S. Offering, the “Global Offering”). The Company granted the underwriters an option to purchase (the “Option”) for a 30-day period up to 337,500 additional ADSs, each representing two ordinary shares. The aggregate gross proceeds are expected to be approximately $88.7 million, equivalent to approximately €76.5 million, before deducting underwriting commissions and estimated expenses payable by the Company.

Goldman Sachs, Jefferies, Guggenheim Securities and Bryan, Garnier & Co. are acting as joint bookrunners for the Global Offering (together, the “Underwriters”).

Pricing of the Global Offering and Discount

The offering price was set at €17.00 per ordinary share and at $39.42 per ADS.

The offering price per ADS corresponds to the offering price of €17.00 per ordinary share based on the October 28, 2021 exchange rate of €1.00 = $1.1593, as reported by the European Central Bank, and the two to one ratio of ordinary shares to ADS.

The offering price per ordinary share in euros (€17.00) represents a discount of 1.8% from the reference price determined by the Company pursuant to the 17th resolution of the Company's annual combined general meeting held on June 23, 2021.1

Type of Global Offering - Capital increase without shareholders' preferential subscription rights reserved to a category of purchasers

The ADSs and the ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights and for the benefit of a specified category of persons within the meaning of Article L.225-138 of the French Commercial Code (Code de commerce) and pursuant to the 17th and 18th resolutions of the Company’s annual combined general meeting held on June 23, 2021. Under the authority granted by the shareholders in the 17th resolution, the ordinary shares and ADSs could only be purchased initially by (i) natural persons and legal entities, including companies, trusts or investment funds, organized under French or foreign law, that routinely invest in the pharmaceutical, biotechnological or medical technology sector; and/or (ii) companies, institutions or entities of any type, French or foreign, that do a significant part of their business in the pharmaceutical, cosmetic, chemical or medical devices and/or technologies or research in these sectors. In order to purchase ordinary shares and/or ADSs in the Global Offering, potential investors were required to execute and provide to the Underwriters an investor letter representing that they satisfy the foregoing investor criteria.

The European Private Placement was open only to qualified investors as such term is defined in article 2(e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017.

Option to Purchase Additional Shares

The Company granted the Underwriters an option to purchase for a 30-day period (until November 26, 2021) up to 337,500 additional ADSs, each representing two ordinary shares, i.e. up to 15% of the aggregate amount of ordinary shares to be issued in the Global Offering.

In connection with the Global Offering, Goldman Sachs, acting as stabilizing manager, may over-allot the securities or effect transactions with a view to supporting, stabilizing, or maintaining the market price of the securities at a level higher than which might otherwise prevail in the open market. However, there is no assurance that the stabilizing manager will take any stabilization action and, if begun, may be ended at any time without prior notice. Any stabilization action or over-allotment shall be carried out in accordance with all applicable rules and regulations and may be undertaken on the Nasdaq Global Select Market.

Dilution

The 4,500,000 ordinary shares issued in the Global Offering (including ordinary shares in the form of ADSs) will represent a dilution of approximately 4% of the share capital of the Company. If the Underwriters exercise their Option in full, the dilution would increase to 5%. On an illustrative basis, a shareholder holding 1% of Valneva’s capital before the Global Offering will now hold a stake of 0.96%.

Terms and Conditions of the Securities to be Issued - Closing and delivery

The closing and delivery of the U.S. Offering and the European Private Placement are conditioned on each other and will occur simultaneously, on or about November 2, 2021.

All securities to be sold in the Global Offering will be offered by the Company. The ADSs are listed on the Nasdaq Global Select Market under the ticker symbol “VALN” and the ordinary shares are listed on the regulated market of Euronext Paris ("Euronext Paris") under the symbol “VLA.”

The ordinary shares offered in the Global Offering, including those underlying ADSs, will be subject to an application for admission to trading on Euronext Paris (Compartment B) on the same trading line as the existing shares under the same ISIN code FR0004056851 and under the ticker “VLA” and are expected to be admitted to trading on November 2, 2021.

Estimated Proceeds from the Global Offering - Reasons for the offering - Use of proceeds

The gross proceeds of the sale of 4,500,000 ordinary shares, including in the form of ADSs, in the Global Offering are expected to be approximately $88.7 million (€76.5 million), assuming no exercise of the Underwriters’ Option to purchase additional ordinary shares. The Company estimates that the net proceeds of the Global Offering will be approximately $80.7 million (€69.6 million), after deducting approximately $5.3 million (€4.6 million) in underwriting commissions and approximately $2.6 million (€2.3 million) in offering expenses.

The principal purposes of the Global Offering are to increase the Company’s financial flexibility in order to advance the development of its portfolio of vaccine candidates as listed below.

The Company expects to use the net proceeds from the Global Offering, together with its existing cash and cash equivalents, as follows (assuming an exchange rate of €1.00 = $1.1593, the exchange rate on October 28, 2021, as reported by the European Central Bank):

  Approximately $50 million to fund further development of its Lyme VLA15 vaccine candidate through completion of Phase 2 clinical trials including handover to Pfizer;
  Approximately $60 million to complete development of its chikungunya VLA1553 vaccine candidate through BLA approval;
  Approximately $100 million to fund further development of its COVID-19 VLA2001 vaccine candidate through conditional licensure and commercial launch, including capital expenditure into production facilities;
  Approximately $20 million to fund advancement of preclinical vaccine candidates towards clinical development; and
  The remainder, if any, for working capital and general corporate purposes.

As of June 30, 2021, the Company had cash and cash equivalents of €329.8 million. The Company believes its cash and cash equivalents, together with the net proceeds of the global offering of approximately $80.7 million (€69.6 million), will be sufficient to fund its operations through at least September 2023.

Underwriting

The Global Offering is subject to an underwriting agreement covering the entirety of the Global Offering. The underwriting agreement was entered into on October 28, 2021 in connection with the determination of the Global Offering Price.

The underwriting agreement does not constitute a "garantie de bonne fin" within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).

Documentation

The Company has filed a registration statement on Form F-1, including a prospectus, relating to these securities with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on October 28, 2021. The offering is being made only by means of a prospectus and copies of the prospectus relating to and describing the terms of the Global Offering may be obtained from Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at +1 877 821 7388 or by email at Prospectus_Department@Jefferies.com.

No prospectus subject to approval by the French Autorité des Marchés Financiers has been filed in France in connection with the Global Offering.

Application will be made to list the new ordinary shares to be issued pursuant to the Global Offering on Euronext Paris.

Risk factors

Investors should carefully consider the risks factors likely to affect the Company's business as described in the "Risk Factors" section of the Company’s universal registration document, as completed by the amendment to the universal registration document of the Company registered with the AMF under number D.21-0286-A01 on October 26, 2021, as completed by its amendment registered with the AMF under number D.21-0286-A01 on October 26, 2021 (available on the Company’s website), before taking an investment decision. If any of the following risks are realized, the Company's business, financial condition, operating results and prospects could be materially and adversely affected.

In addition, other risks, not identified or considered significant by the Company, could have the same adverse effect and investors could lose all or part of their investment.

In addition to the above, investors are invited to consider the following risks:

  The market price of the Company's shares may fluctuate and fall below the investor's acquisition cost in connection with the capital increase;
  The volatility and liquidity of the Company's shares could fluctuate substantially;
  Sales of the Company's shares could occur and have an negative impact on the Company's share price;
  In the event of a new fundraising, there would be additional dilution for shareholders;
  The volatility and liquidity of the Company's shares may be different on the U.S. market and on the French market;
  Being a company listed in the United States, and in particular having to comply with U.S. stock exchange and SEC regulations, in addition to French and European regulations, may require significant Company's resources, divert management's attention and have an impact on the Company's ability to attract and retain senior executives and skilled members of the Supervisory and Management Boards; and
  Existing and potential investors in the Company’s ordinary shares or ADSs may have to request the prior authorization from the French Ministry of Economy prior to acquiring a significant ownership position in the ordinary shares or ADSs of the Company.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Disclaimer

This press release contains certain forward-looking statements concerning the Global Offering as well as the Company and its business, including its prospects, products and product candidate development. Such forward-looking statements are based on assumptions that the Company considers to be reasonable. However, there can be no assurance that the estimates contained in such forward-looking statements will be verified, which estimates are subject to numerous risks including the risks set forth in section 1.5 of the universal registration document of the Company registered with the AMF under number D.21-0286 on April 9, 2021, as completed by the amendment to the universal registration document of the Company registered with the AMF under number D.21-0286-A01 on October 26, 2021 (copies of which are available on the Company’s website) and to the development of economic conditions, financial markets and the markets in which the Company operates. The forward-looking statements contained in this press release are also subject to risks not yet known to the Company or not currently considered material by the Company. The occurrence of all or part of such risks could cause actual results, financial conditions, performance or achievements of the Company to be materially different from such forward-looking statements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The registration statement can be accessed by the public on the website of the SEC.

This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”).

In France, the European Private Placement described above will take place solely as a placement to the benefit of categories of persons, in accordance with Article L. 225-138 of the “Code de commerce” and applicable regulations. The European Private Placement is reserved, in Europe (including in France), to “qualified investors”, as that term is defined in Article 2(e) of the Prospectus Regulation.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than: (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per relevant member state; or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of ordinary shares has led to the conclusion that: (i) the target market for the ordinary shares is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the ordinary shares to eligible counterparties, professional clients and retail clients are appropriate. Any person subsequently offering, selling or recommending the ordinary shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the ordinary shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail clients, the Underwriters have decided that they will only procure investors for the ordinary shares who meet the criteria of eligible counterparties and professional clients.

This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.

1 Volume weighted average price of the Company's ordinary shares on the regulated market of Euronext in Paris over the last 20 consecutive trading days preceding the determination of the offering price (i.e. October 1, 2021 to October 28, 2021).